ASSET PURCHASE AGREEMENT


         THIS ASSET PURCHASE AGREEMENT (the "Agreement") is entered into as of the 11th day of February, 1999, by and between KV PHARMACEUTICAL COMPANY, a company incorporated under the laws of State of Delaware, with its principal place of business at 2503 South Hanley Road, St. Louis, Missouri 63144 ("KV"), and AMERICAN HOME PRODUCTS CORPORATION, acting through its WYETH-AYERST LABORATORIES division, a company incorporated under the laws of the State of Delaware, with its principal place of business at Five Giralda Farms, Madison, NJ 07940, USA ("AHPC"). KV and AHPC are referred to herein individually as a "Party" and collectively as the "Parties".

         WHEREAS, AHPC currently manufactures and markets formulated ethical drug products containing microencapsulated potassium chloride;

         WHEREAS, AHPC is the owner of certain know-how relating to the manufacture, use and sale of such drug products;

         WHEREAS, AHPC is the owner of the Micro-K(R), Micro-KO(R), Micro-KC(R), Extencaps(R), Micro-K Extencaps(R) and Dis-co(R) trademarks and a Canadian patent, in conjunction with which such drug products are marketed by AHPC;

         WHEREAS, KV desires to (i) acquire such drug products and know-how from AHPC, (ii) acquire certain of such trademarks and obtain a license for such other trademarks, (iii) obtain rights to the supply of such microencapsulated component from Eurand America, Incorporated, and (iv) obtain rights to the supply of the drug product from AHPC; and

         WHEREAS, AHPC is willing to (i) divest such drug products and know-how to KV, (ii) divest certain of such trademarks and grant a license to such other trademarks, (iii) supply KV with such microencapsulated component from Eurand America, Incorporated, and (iv) supply the drug product to KV.

         NOW THEREFORE, in consideration of the foregoing premises and the mutual promises, covenants and conditions contained in this Agreement, the Parties agree as follows:

1.       DEFINITIONS.

         For the purposes of this Agreement, the capitalized terms hereunder shall have the meanings defined below:

         1.1 "Acquired Trademarks" shall mean the trademarks listed in Part A of Exhibit A hereto.

         1.2      "ADE"  shall mean an Adverse  Drug  Experience,  as defined in
                  Exhibit I.

         1.3 "Affiliate(s)" shall mean, in the case of a Party, any corporation, joint venture, or other business entity which directly or indirectly controls, is controlled by, or is under common control with that Party. "Control", as used in this
                  Section 1.3, shall mean having the power to direct, or cause the direction of, the management and policies of an entity, whether through ownership of voting securities, by contract or otherwise. Notwithstanding the foregoing, for purposes of this Agreement, the term Affiliate shall not include Immunex Corporation.

         1.4 "Canadian Agreement" shall mean the agreement entered into concurrently herewith by AHPC's Canadian Affiliate, Wyeth-Ayerst Canada Inc. ("Wyeth-Canada") and KV, pursuant to which Wyeth-Ayerst Canada Inc. shall distribute the Products in Canada for the benefit of KV.

         1.5      "Closing"  shall have the  meaning  set forth in  Section  2.4 hereof.

         1.6 "Closing Date" shall mean the date on which the Closing occurs in accordance with Section 2.4 hereof.

         1.7 "Commercially Reasonable Efforts" shall mean reasonable efforts and resources at least equal to those normally used by a Party for a compound or product owned by it or to which it has rights, which is of similar market potential at a similar stage in its product life, taking into account the competitiveness of the marketplace, the proprietary position of the compound or product, the regulatory structure involved, the profitability of the applicable products, and other relevant factors.

         1.8 "Component" shall mean a composition in bulk form containing potassium chloride encapsulated with certain polymers and certain excipients using the proprietary sustained release know-how of Eurand.

         1.9 "Current Product(s)" shall mean the pharmaceutical products listed in Exhibit C, Part A, each of which is marketed by AHPC as of the date this Agreement was signed by the Parties.

         1.10 "Customer Contracts" shall mean those contracts listed in Exhibit D hereto, between AHPC or its Affiliates and certain Third Parties pursuant to which such Third Parties, inter alia, purchase or use any Products sold by AHPC or its Affiliates in the Territory.

         1.11 "Discontinued Product(s)" shall mean the pharmaceutical products listed in Exhibit C, Part B, each of which was previously marketed by AHPC but is not marketed by AHPC as of the date this Agreement was signed by the Parties.

         1.12     "Eurand"  means  Eurand   America,   Incorporated,   a  Nevada
                  corporation, with offices in Vandalia, Ohio. All of the issued and outstanding shares of Eurand are owned by AHPC.

         1.13     FDA" means the United States Food and Drug Administration.

         1.14 "HSR Act" means the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules and regulations promulgated thereunder.

         1.15 "Know-How" shall mean all proprietary technical and clinical information, data and know-how exclusively related to the Products, whether or not patentable, owned or controlled as of the Closing Date by AHPC or its Affiliates (with the right to have or disclose). Know-How shall include, without limitation, all such processes, formulae, discoveries and inventions whether relating to biological, chemical, pharmacological, toxicological, pharmaceutical, physical and analytical safety, quality control and clinical data, including, without limitation, phase IV clinical study data and all marketing information available with respect to the Products. The term "Know-How", however, shall not include (i) any general manufacturing know-how not specific to the Products, and (ii) any information relating to the manufacture of the Component by Eurand.

         1.16 "KV Bulk Supply Agreement" shall mean the supply agreement to be entered into at the Closing between Eurand and KV, in the form of Exhibit B-2, pursuant to which Eurand will supply the Component to KV upon the commencement of the manufacture of the Current Products by KV, as contemplated by the Product Supply Agreement.

         1.17 "Licensed Trademarks" shall mean the trademarks, listed in Part B of Exhibit A hereto.

         1.18 "Patents" shall mean the patents listed in Part C of Exhibit A hereto.

         1.19     "Product(s)"   shall  mean  the  Current   Products   and  the
                  Discontinued Products.

         1.20 "Product Supply Agreement" shall mean the supply agreement to be entered into concurrently herewith by the Parties pursuant to which AHPC shall supply Current Products to KV for a limited period of time after the Closing, in the form attached hereto as Exhibit F.

         1.21 "Regulatory Approval" shall mean all authorizations by the competent Regulatory Authorities which are required for the marketing, promotion, pricing and sale of Product in countries within the Territory. Regulatory Approval shall include, without limitation, an approved New Drug Application or the equivalent, approved by the applicable Regulatory Authority.

         1.22 "Regulatory Authority" shall mean any national, supra-national, regional, state or local regulatory agency, department, bureau, commission, council or other governmental entity in the Territory involved in the granting of Regulatory Approval for a Product including, but not limited to, the FDA.

         1.23     "Territory" shall mean worldwide.

         1.24 "Third Party(ies)" shall mean any person(s) or entity(ies) other than AHPC, KV, Eurand or their respective Affiliates.

         1.25 "Trademark License Agreement" shall mean the license agreement covering the Licensed Trademarks in the Territory to be executed and delivered by the Parties at the Closing, in the form attached hereto as Exhibit E.

         1.26     "Transaction Agreements" is defined in Section 15.8.

2.       PRE-CLOSING ACTIVITIES; CLOSING.

         2.1      Government Approvals.

                         2.1.1 HSR  Filing.  The parties  will  prepare and make
                  appropriate filings under Title II of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended, and the rules promulgated thereunder (16 C.F.R. 801.1 et seq.) ("the Act") as soon as reasonably practicable and shall request early termination upon the filing thereof. The parties agree to cooperate in the antitrust clearance process and to furnish promptly to the Federal Trade Commission and the Antitrust Division of the Department of Justice any additional information reasonably requested by them in connection with such filings. Each Party shall be responsible for paying any fees required of a party in its position in connection with making such filings, and each Party shall bear its own expenses, including, without limitation, legal fees, incurred in connection with preparing such filings. This Agreement shall bind the Parties upon execution but the other provisions of this Agreement shall not become effective until the waiting period provided by the Act shall have terminated or shall have expired without any action by any government agency or challenge to the termination (hereinafter the "Effective Date"). In the event the expiration of the waiting period does not occur within three (3) months after the date first written above, the parties shall revert to their status prior to signing this Agreement.

                         2.1.2 KV's and AHPC's Obligations.  Each of AHPC and KV
                  shall use its good faith efforts to eliminate any concern on the part of any court or government authority regarding the legality of the proposed transaction, including, if required by federal or state antitrust authorities, promptly taking all steps to secure government antitrust clearance, including, without limitation, cooperating in good faith with any government investigation including the prompt production of documents and information demanded by a second request for documents and of witnesses if requested.

                         2.1.3 Additional Approvals.  AHPC and KV will cooperate
                  and use respectively all reasonable efforts to make all other registrations, filings and applications, to give all notices and to obtain as soon as practicable all governmental or other consents, transfers, approvals, orders, qualifications, authorizations, permits and waivers, if any, and to do all other things necessary or desirable for the consummation of the transactions as contemplated hereby. No Party shall be required, however, to divest products or assets or materially change its business if doing so is a condition of obtaining approval under the HSR Act or other governmental approvals of the transactions contemplated by this Agreement.

         2.2 Systems Transfer. During the time period between the signing of this Agreement by the Parties and the Closing, the Parties will develop a mutually acceptable post Closing operation plan to transfer the processing of chargebacks, government and managed care rebates, returns (including the processing of customer credits), the management of services provided by Third Party vendors and/or contractors, and customer service functions from AHPC to KV. Such plan shall be reduced to writing and approved by both Parties not later than one week prior to the Closing and shall be implemented by the Parties as soon as practicable after the Closing Date.

         2.3 Conduct of Business. During the time period between the date of execution of this Agreement by the Parties and the Closing, AHPC shall continue to operate its business as it relates to the Products in the ordinary course.

         2.4      The Closing.

                         2.4.1 Time and Place.  Subject  to the  conditions  set
                  forth in this Agreement, the Closing of the transactions contemplated hereby shall take place at the later of 10:00 A.M. (local time) on March 8, 1999 or on the next succeeding business day on which the last to be fulfilled or waived of the conditions set forth in this Agreement shall be fulfilled or waived in accordance with this Agreement, or at such other time, date or place as the parties may mutually agree in writing (the "Closing Date") at the offices of AHPC, Five Giralda Farms, Madison, New Jersey but in no event later than the latter of (i) March 31, 1999 and (ii) thirty (30) business days after such approvals have been obtained or the notice and waiting period under the HSR Act has expired or been terminated without adverse action. For purposes of this Agreement, the Closing will be treated as if it occurred at 11:59 p.m. on the Closing Date.

                         2.4.2 Transfers. At the Closing, AHPC will transfer and
                  deliver or cause to be transferred and delivered to KV full, marketable right, title and interest in and to the Products, the Know-How and the Acquired Trademarks and Patent, free and clear of all encumbrances and subject to no liabilities or rights or interests of any third party.

                         2.4.3 Purchase Price. At the Closing, KV shall make the
                  payment required by Section 4.1 hereof, which payment shall be made by wire transfer in funds immediately available to such bank account as AHPC may designate.

                         2.4.4 Customer Information. Not later than two weeks prior to the Closing, to the extent the following items have not previously been provided to KV, AHPC will deliver to KV:

                         2.4.4.1 complete and accurate copies of AHPC's customer
                  lists, including related sales and marketing data, for the Products; and

                         2.4.4.2 copies of Customer  Contracts for the Products,
                  which contracts shall be redacted for purposes of deleting information that is not related to the Products and other confidential information.

                         2.4.5. Officer  Certificates.  At the Closing, and as a
                  condition thereto, AHPC and KV shall each deliver to the other a certificate, signed by its duly authorized officer, to the effect that its representations and warranties are true and correct, as provided in Section 9.2 and 9.1, respectively, as of the Closing.

                         2.4.6 Other Documents. At or immediately after the Closing, AHPC and KV shall work together to execute and to transfer and deliver to KV assignments of any Regulatory Approvals, as required by Section 6.2.1 hereof. Additionally, AHPC and KV shall execute and deliver to each other the Trademark License Agreement and the Product Supply Agreement and AHPC shall cause: (a) Wyeth-Ayerst Canada Inc. to enter into, and KV shall enter into, the Canadian Agreement, and (b) Eurand to enter into, and KV shall enter into, the KV Bulk Supply Agreement. AHPC shall also deliver the assignment of the Acquired Trademarks and Patent and such other assignments and other documents as KV may reasonably request in a transaction of this nature in form reasonably acceptable to counsel for the Parties.

         2.5 Retained Rights. AHPC shall retain ownership of and all rights to (i) the Licensed Trademarks (except as are granted to KV under the Trademark License Agreement), (ii) the real and personal property (including, without limitation, all equipment) and general manufacturing know-how used by AHPC in manufacturing the Products (either before, during or after the term of this Agreement), (iii) all accounts receivable from sales of the Product by or on behalf of AHPC prior to the Closing Date, (iv) all inventories of the Products that have not otherwise been purchased by KV and transferred to KV pursuant to Section 6.4 hereof, and (v) the NDC numbers of the Products.

3.       POST-CLOSING ADJUSTMENT.

         3.1 Following the Closing, from time to time, as may be required, AHPC shall pay KV all sums as and when required pursuant to the terms of Sections 5.3-5.5.

         3.2 The Parties agree that they will, and agree to cause their respective employees and independent accountants to, cooperate and assist in the conduct of audits and reviews necessary to implement the actions referred to in this Section 3.1, including without limitation making available to the extent necessary at reasonable times and upon reasonable notice, of books, records and personnel for verification.

4.       CONSIDERATION.

         4.1 Purchase Price. KV shall pay AHPC a nonrefundable purchase price and licensing fee, in the aggregate, of Thirty-Six Million Dollars ($36,000,000.00). This payment excludes payment for samples and inventory of Current Products, as described as Section 6.4.2 herein.

         4.2 Purchases of Inventories and Samples. KV shall pay AHPC for its purchase of samples and Inventory of Current Products in accordance with the provisions of Section 6.4.2.

5.       DISCLOSURE OF KNOW-HOW; ASSUMPTION OF OBLIGATIONS

         5.1      Disclosure  of  Know-How.  Within  thirty  (30) days after the
                  Closing Date, to the extent not already accomplished, AHPC shall promptly disclose to KV that Know-How and other manufacturing, processing, marketing and sales information then in its possession which is necessary to enable KV to make Products from the Components, and to market and sell the Products. All Know-How and other information disclosed to KV under this Section 5.1 shall be disclosed in writing.

         5.2 Customer Contracts. A complete and accurate list of each Customer Contract pursuant to which AHPC or its Affiliates is, immediately prior to the date of this Agreement, selling any of the Current Products, either with or without other products of AHPC and its Affiliates, to Third Party buyers is attached hereto as Exhibit C. AHPC has provided to KV a complete and accurate copy of each such Customer Contract, except that such copies may have information redacted to the extent that they include information relating to the sale of products other than the Products by AHPC. At the Closing, AHPC will assign and transfer to KV, and KV will assume and accept from AHPC, the Customer Contracts, and thereafter AHPC and KV shall use their mutual reasonable commercial efforts to obtain the release of AHPC and/or its Affiliate(s) from any further obligation under each of the Customer Contracts, except that AHPC will continue to comply with the Customer Contracts in respect to its obligations thereunder relating to products other than the  Products.  The  Parties  understand  and agree that, because the right to sell the Products is being transferred to KV pursuant to this Agreement, as of the Closing Date AHPC will no longer have the right to sell the Products under the Customer Contracts, provided, however, that KV covenants and agrees that it will continue to honor all of AHPC's and its Affiliates' commitments made in each such Customer Contract with respect to supplying the Current Product, including, without limitation, the sale prices, for the Current Products throughout the term of each such Customer Contract. If and to the extent that AHPC and KV are unable to obtain a release from a Third Party of AHPC's obligations to supply the Current Products under any such Customer Contract, then upon the request of KV, AHPC shall use its Commercially Reasonable Efforts to take actions that are permitted under the terms of such Customer Contract to minimize the commitment for Products thereunder, including, without limitation, adjusting Current Product prices upward and reducing the term of such Customer Contract solely with respect to the Current Products, provided, however, that AHPC shall not be required to either (i) adjust prices or terms relating to products other than Products or (ii) make any payments to such Third Party in consideration for making such price adjustments or modifications to the Customer Contract. AHPC agrees that it will not take any action with respect to any Customer Contract which will extend the term of such Customer Contract for any Current Product or otherwise adversely affect KV with respect to any Current Product, without the prior written consent of KV.

         5.3 Chargebacks. As of the Closing Date and thereafter, KV will be responsible for all customer chargebacks for the Products sold in the United States, provided, however, that, for a period of three months with respect to such Product sales, AHPC will reimburse KV, in an aggregate amount not to exceed $650,000, for all qualified customer chargebacks having Activity Dates prior to or within 45 days after the Closing Date. For purposes of this Section 5.3, the "Activity Date" is the date that a wholesaler ships the Product to a customer under terms of a Customer Contract or pursuant to a purchase order issued by such customer. To be a "qualified" chargeback, KV must submit a request for the chargeback to AHPC and provide AHPC with all related supporting documentation reasonably requested by AHPC and in the possession or control of KV.

         5.4 Rebates. As of the Closing Date and thereafter, KV will be responsible for all United States Federal and State rebate programs, and managed care rebate programs, for Products sold in the United States, including all reporting activities associated with such programs, provided, however, that for a period of six months following the Closing Date with respect to such Product sales, AHPC will reimburse KV for all qualified Federal and State rebates, managed care rebates, and retail pharmacy discounts having Report Dates prior to or within 45 days after the Closing Date. For purposes of this
                  Section 5.4, the "Report Date" is the date a qualified rebate invoice is issued under applicable Federal or State rebate programs, managed care rebate programs, or retail pharmacy discount programs. The Parties will provide reasonable assistance, data and information to each other in order to meet their respective responsibilities for such programs. To be a "qualified" rebate, KV must submit a request for the rebate to AHPC and provide AHPC with all related supporting documentation reasonably requested by AHPC and in the possession or control of KV.

         5.5 Returns. As of the Closing Date and thereafter, KV will be responsible for all returns of Product sold in the United States, provided, however, that for the period of six months following the Closing Date, AHPC will reimburse KV in an amount not to exceed $75,000 for all qualified returns of such Products sold by AHPC or its Affiliates prior to the Closing
                  Date. AHPC's reimbursement obligation shall not extend to storage or other defects attributable to KV. KV shall not encourage Product returns or accept unusual amounts of Product returns outside of the normal course of business without prior consultation with AHPC. AHPC shall have the right to audit the Product returns submitted by KV for reimbursement. For reimbursement, KV must submit a written request for reimbursement to AHPC and supply AHPC with all related supporting documentation reasonably requested by AHPC and in the possession or control of KV.

6.       REGULATORY MATTERS.

         6.1 Disclosure of Regulatory Approvals. Not later than one week before the Closing Date, AHPC shall, to the extent applicable, provide KV with complete copies of AHPC's Regulatory Approvals for the Products in the Territory and all correspondence or other documents reasonably related thereto.

         6.2      Transfer of Regulatory Approvals.

                         6.2.1 Assignment.  At or immediately after the Closing,
                  AHPC and KV shall work together to transfer and assign all Regulatory Approvals it holds for the Products in the Territory to KV at such times and in such a manner as is reasonably acceptable to KV.

                         6.2.2  In the  event  that KV  assigns  any  Regulatory
                  Approvals to an Affiliate or Third Party, KV shall remain liable for the performance of its obligations under this Agreement, regardless of the assignment of such Regulatory Approvals.

         6.3 Reporting Obligations. Upon the transfer and assignment of each of the Regulatory Approvals to KV, as provided in Section 6.2.1, and thereafter, KV shall be solely responsible for making all reports to the appropriate Regulatory Authorities as are required in connection with such Regulatory Approvals assigned to KV and for conducting all pharmacovigilence activities in connection with the Products. After the Closing Date, AHPC will advise any person making an inquiry or report in connection with the Products to contact KV. Prior to the Closing, AHPC shall provide KV with a list of, and a copy of all written documents, correspondence, reports and other written information in the possession or control of AHPC related to, any ADE known to AHPC and its Affiliates on or prior to the Closing Date. In order for the parties to comply with their respective responsibilities under this Article 6 and otherwise relating to the reporting of ADE, to the extent either party receives any information regarding an ADE related to the use of the Product(s) within the Territory, such party shall promptly provide the other party with such information in accordance with the Adverse Event Reporting Procedures (as may be amended from time to time upon mutual agreement) set forth in Exhibit I.

         6.4      Product Supply.

                         6.4.1. Except as may be provided under the Product Supply Agreement and/or the KV Bulk Supply Agreement, as of the Closing Date and thereafter, KV shall be responsible, at its own expense, for manufacturing its requirements of Products and the Components.

                         6.4.2 Within a period not to exceed three (3) months following the Closing, KV shall purchase all inventory of finished, packaged Current Products having not less than eighteen (18) months' remaining dating in AHPC's inventory as of the Closing Date. Such purchases of inventory shall be made by KV through submission of periodic purchase orders with payment by KV due to AHPC net thirty (30) days at the prices set forth in Exhibit H.

                         6.4.3 If at any  time or from  time to time  after  the
                  twenty-fourth (24th) month anniversary of the Closing Date and after the KV Bulk Supply Agreement becomes effective: (i) KV has a qualified third party offer to supply a substitutable potassium chloride for use in the manufacture of the Finished Dosage Form (as defined in the KV Bulk Supply Agreement) at a price ten percent (10%) or more below the then current price under Paragraph 3 of the KV Bulk Supply Agreement, or (ii) KV provides documentation to establish to AHPC (if done prior to the fifth anniversary of the Closing Date) and/or to Eurand (subject, during the third, fourth and fifth 12 month periods following the Closing Date, to confirmation by AHPC's independent auditor and, if requested by Eurand during such period, to confirmation thereof to Eurand by KV's independent auditor, or, subsequent to the five year anniversary of the Closing Date, to confirmation by Eurand's independent auditor, in each case which independent auditor is reasonably acceptable to KV, it being understood that any of the "Big Five" audit firms is acceptable to KV) that it has the ability to manufacture a substitutable potassium chloride for use in the manufacture of the Finished Dosage Form at a fully absorbed manufacturing cost which is ten percent (10%) or more below the then current price under Paragraph 3 of the KV Bulk Supply Agreement, then KV shall, if KV intends to seek a lower price therefor from Eurand hereunder, disclose the lower price or cost to AHPC (if prior to the fifth anniversary of the Closing Date) and Eurand. If and so long as Eurand and KV agree on a lower price or cost, but one which exceeds the lower price or cost available to KV, as provided above, and Eurand continues to supply KV under the KV Bulk Supply Agreement at any time or from time to time during the third, fourth and fifth 12 month periods following the Closing Date, AHPC agrees to pay KV the difference between KV's available lower price or cost and the price paid by KV to Eurand under the KV Bulk Supply Agreement, up to a maximum aggregate amount per each such 12 month period of $333,333.

7.       INTERIM DISTRIBUTION SERVICES.

         7.1 Following the Closing, AHPC's Affiliate, Wyeth-Ayerst Canada Inc., shall provide interim distribution services for the Products in Canada pursuant to the terms of the Canadian Agreement.

8.       PROMOTION AND MARKETING.

         8.1 Diligence. Except as may be provided in the Canadian Agreement, as of the Closing, KV shall have the sole rights with respect to the promotion, marketing, sale and distribution of the Products in the Territory.

         8.2 NDC Numbers. KV shall promptly, but in no event later than 30 days after the Closing Date, change the NDC numbers, product codes and labeling for the Products to reflect KV's ownership of the Products.

9.       REPRESENTATIONS AND WARRANTIES.

         9.1 Representations and Warranties of KV. As of the Closing Date, KV hereby represents, warrants and covenants to AHPC and its Affiliates as follows:

                         9.1.1 it is a corporation  or entity duly organized and
                  validly existing under the laws of the state or other jurisdiction of incorporation or formation and is duly qualified to transact business in each jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on the business, properties, assets or condition (financial or otherwise) of KV;

                         9.1.2 the execution,  delivery and  performance of this
                  Agreement by KV has been duly authorized by all requisite corporate action and does not require any shareholder action or approval;

                         9.1.3 it has the power and  authority  to  execute  and
                  deliver this Agreement and to perform its obligations hereunder and has taken all requisite corporate action to execute and deliver this Agreement; and

                         9.1.4 the execution,  delivery and  performance of this
                  Agreement and its compliance with the terms and provisions hereof does not and will not conflict with or result in a breach of any of the terms and provisions of or constitute a default, with or without the passage of time and the giving of notice, under (i) a loan agreement, guaranty, financing agreement, license, agreement affecting a product or other agreement or instrument binding or affecting it or its property; (ii) the provisions of its charter or operative documents or bylaws; or (iii) any order, writ, injunction or decree of any court or governmental authority entered against it or by which any of its property is bound.

         9.2 Representations and Warranties of AHPC. As of the Closing Date, AHPC hereby represents and warrants to KV as follows:

                         9.2.1 it is a corporation  or entity duly organized and
                  validly existing under the laws of the state or other jurisdiction of incorporation or formation and is duly qualified to transact business in each jurisdiction in which the failure to so qualify would reasonably be expected to have a material adverse effect on the business, properties, assets or condition (financial or otherwise) of AHPC;

                         9.2.2 the execution,  delivery and  performance of this
                  Agreement by AHPC has been duly authorized by all requisite corporate action and does not require any shareholder action or approval;

                         9.2.3 it has the power and  authority  to  execute  and
                  deliver this Agreement and to perform its obligations hereunder and has taken all requisite corporate action to execute and deliver this Agreement; and

                         9.2.4 the execution,  delivery and  performance of this
                  Agreement and its compliance with the terms and provisions hereof does not and will not conflict with or result in a breach of any of the terms and provisions of or constitute a default, with or without the passage of time and the giving of notice, under (i) a loan agreement, guaranty, financing agreement, license, agreement affecting a product or other agreement or instrument binding or affecting it or its property; (ii) the provisions of its charter or operative documents or bylaws; or (iii) any order, writ, injunction or decree of any court or governmental authority entered against it or by which any of its property is bound.

                         9.2.5 Except as listed in Exhibit G, there are no pending or, to AHPC's knowledge, threatened product liability, breach of warranty or other claims, actions, arbitrations, administrative or other proceedings regarding the Products to which AHPC or its Affiliates is a party in the Territory.

                         9.2.6 AHPC has not sold, transferred, sublicensed, pledged, encumbered or granted any rights or interest to the Know-How or the Regulatory Approvals or the Products in the Territory to any Third Party inconsistent with the provisions of this Agreement, and prior to the Closing AHPC will enter into no such agreement with any Third Party.

                         9.2.7 Until and after the Closing, AHPC (i) will not take any action with respect to the Know-How, the Regulatory Approvals or the Products which is inconsistent with this Agreement or its ordinary course of business, as heretofore conducted, as applied to those assets and (ii) will comply in all respects with its obligations pertaining to the Products under the Customer Contracts.

                         9.2.8 Other than the Customer  Contracts,  there are no
                  oral or written agreements, commitments or understandings with Third Parties pertaining to the manufacture, production, packaging, labeling, filling, distribution, marketing or sale of any of the Products.

                         9.2.9 AHPC has complied with the  Regulatory  Approvals
                  and all other applicable laws, rules and regulations in connection with the sale of the Products.

                         9.2.10 The Acquired Trademarks, when used in connection
                  with the sale of the Products in the United States or Canada, and, to the knowledge of AHPC, the Licensed Trademarks constitute the only trademarks under which the Products are or, in the case of the Acquired Trademarks, have been sold by AHPC. The Acquired Trademarks and the Licensed Trademarks do not, within the United States and Canada or, to the knowledge of AHPC, outside the United States, infringe upon the intellectual property rights of any other person and AHPC has the right to sell or license the same to KV, as applicable, as provided hereunder. AHPC is not aware of any infringement or threatened infringement of the Acquired Trademarks or the Licensed Trademarks by any Third Party in the United States or Canada.

                         9.2.11 EXCEPT AS OTHERWISE  EXPRESSLY  PROVIDED IN THIS
                  AGREEMENT, AHPC MAKES NO OTHER REPRESENTATIONS OR WARRANTIES, EITHER EXPRESS OR IMPLIED, INCLUDING, WITHOUT LIMITATION, WARRANTIES OF MERCHANTABILITY OR FITNESS FOR A PARTICULAR PURPOSE, WITH RESPECT TO THE DISCONTINUED PRODUCTS, THE CURRENT PRODUCTS, THE ACQUIRED TRADEMARKS, THE PATENTS, THE LICENSED TRADEMARKS OR KV'S USE THEREOF. FOR THE AVOIDANCE OF DOUBT, AHPC MAKES NO REPRESENTATIONS OR WARRANTIES WHATSOEVER WITH RESPECT TO THE DISCONTINUED PRODUCTS.

         9.3 Survival Of Representations and Warranties. The respective representations and warranties of the Parties hereto shall survive the Closing and shall remain in full force and effect until the third anniversary of the Closing Date.

         9.4 Representation by Legal Counsel. Each Party hereto represents that it has been represented by legal counsel in connection with this Agreement and acknowledges that it has participated in the drafting hereof. In interpreting and applying the terms and provisions of this Agreement, the Parties agree that no presumption shall exist or be implied against the Party which drafted such terms and provisions.

10.      TERM AND TERMINATION.

         10.1     Term. This Agreement shall be effective as provided in Section
                  2.1.1 and may only be terminated by written agreement of the Parties or pursuant to this Article 10.

         10.2 Termination. After 90 days following the date of this Agreement, any Party may terminate this Agreement upon written notice to the other Parties if (i) the Closing has not occurred through no fault of the terminating party and (ii) approval of the transactions contemplated by this Agreement under the HSR Act has not been obtained or the notice and waiting period under the HSR Act has not expired without adverse action regarding this Agreement or the transactions contemplated hereby. If this Agreement is terminated pursuant to this Section 10.2, KV shall have no further obligation to AHPC with respect to the subject matter of this Agreement, and AHPC shall have no further obligation to KV, except in each case for the obligations set forth in Article 13 hereof, which obligations shall survive any termination of this Agreement.

11.      NON-COMPETITION.

         11.1 Except as provided in the AHPC Bulk Supply Agreement and the KV Bulk Supply Agreement, AHPC and its Affiliates shall not market or sell an 8 mEq. or 10 mEq. potassium chloride product, directly or indirectly (a "Competing Product"), within the United States and Canada for a period of five (5) years subsequent to the Closing Date.

         11.2 Notwithstanding the existence of Section 11.1, AHPC or an Affiliate may market and/or sell a Competing Product acquired as a result of the acquisition of or merger with a Third Party after the Closing Date, provided that the net sales of Competing Products do not comprise more than ten percent (10%) of the total net sales of the Third Party.

12.      INDEMNIFICATION.

         12.1 Notice and Assistance. Each Party shall promptly notify the other, in writing, if it learns of any litigation, claim, or administrative or criminal proceedings (collectively "Actions"), related to the Product, the Acquired Trademarks and Patent, the Licensed Trademarks or any Regulatory Approval, asserted or threatened against such Party (the "Defending Party"). With respect to any Actions relating to the Product, the Acquired Trademarks and Patent, the Licensed Trademarks or any Regulatory Approval asserted against a Defending Party, the other Party shall, at no out-of-pocket expense to it except as otherwise provided in this Article 12, reasonably cooperate with and provide such reasonable assistance to such Defending Party as such Defending Party may reasonably request in connection with its defense against such Actions. Such reasonable assistance shall include, without limitation, providing copies of all relevant correspondence and other materials that the Defending Party may reasonably request, provided, however, that any Confidential Information so provided shall be treated in accordance with the provisions of Article 13 hereof.

         12.2 Indemnification by AHPC AHPC shall indemnify, defend and hold harmless KV and its Affiliates and each of their respective employees, officers, directors and agents (each, a "KV Indemnified Party") from and against any and all liability, loss, damage, cost and expense (including reasonable attorneys' fees) (collectively, a "Liability") which the KV Indemnified Party may incur, suffer or be required to pay resulting from or arising in connection with: (a) the breach by AHPC of any obligation, covenant, representation or warranty contained in this Agreement; or (b) the sale of the Products or ownership or use of the Products, the Know-How or any Acquired Trademark or Patent or Licensed Trademark by AHPC prior to the Closing. Notwithstanding the foregoing, AHPC shall have no obligation under this Agreement to indemnify, defend or hold harmless any KV Indemnified Party with respect to claims, demands, costs or judgments which result from willful misconduct or negligent acts or omissions of KV, its Affiliates, or any of their respective employees, officers, directors or agents.

         12.3 Indemnification by KV. KV shall indemnify, defend and hold harmless AHPC and its Affiliates and each of their respective employees, officers, directors and agents (each, an "AHPC Indemnified Party") from and against any Liability which the AHPC Indemnified Party may incur, suffer or be required to pay resulting from or arising in connection with (i) the breach by KV of any obligation, covenant, representation or warranty contained in this Agreement; (ii) the manufacture, promotion, distribution, testing, use, marketing, sale or other disposition of Products by KV, its Affiliates, its permitted sublicensees or their respective subcontractors (except as the same may be applicable to AHPC or Eurand under the Product Supply Agreement and under the KV Bulk Supply Agreement, respectively); or (iii) the use of the Trademark by KV, its Affiliates, its permitted sublicensees or their respective subcontractors. Notwithstanding the foregoing, KV shall have no obligation under this Agreement to indemnify, defend, or hold harmless any AHPC Indemnified Party with respect to claims, demands, costs or judgments which result from willful misconduct or negligent acts or omissions of AHPC, its Affiliates, or any of their respective employees, officers, directors or agents.

         12.4     Conditions  to   Indemnification.   The   obligations  of  the
                  indemnifying Party under Sections 12.2 and 12.3 are conditioned upon the delivery of written notice to the indemnifying Party of any potential Liability promptly after the indemnified Party becomes aware of such potential Liability; however, the failure to give prompt notice thereof shall be a defense only to the extent the indemnifying party is actually damaged thereby. The indemnifying Party shall have the right to assume the defense of any suit or claim related to the Liability; however, if in the reasonable judgment of the indemnified Party, such suit or claim involves an issue or matter which could have a materially adverse effect on the business operations or assets of the indemnified Party, the indemnified Party may waive its rights to indemnity under this Agreement and control the defense or settlement thereof, but in no event shall any such waiver be construed as a waiver of any indemnification rights such Party may have at law or in equity. If the indemnifying Party defends the suit or claim, the indemnified Party may participate in (but not control) the defense thereof at its sole cost and expense.

         12.5 Settlements. Neither Party may settle a claim or action related to a Liability without the consent of the other Party, if such settlement would impose any monetary obligation on the other Party or require the other Party to submit to an injunction or otherwise limit the other Party's rights under this Agreement, which does not include as an unconditional term thereof the giving by the claimant or the plaintiff to the indemnified Party a release from all liability in respect of such claim or litigation. Any payment made by a Party to settle any such claim or action shall be at its own cost and expense.

         12.6 Limitation of Liability. With respect to any claim by one Party against the other arising out of the performance or failure of performance of the other Party under this Agreement, the Parties expressly agree that the liability of such Party to the other Party for such breach shall be limited under this Agreement or otherwise at law or equity to direct damages only and in no event shall a Party be liable for punitive, exemplary or consequential damages. The limitations set forth in this Section 12.6 shall not apply with respect to the obligations of either Party to indemnify the other under Sections 12.2 or 12.3 hereof in connection with a Liability to a Third Party.

13.      CONFIDENTIALITY.

         13.1 Nondisclosure Obligation. Each of the Parties and its Affiliates shall use only in accordance with this Agreement and shall not disclose to any Third Party any confidential information of the other Party (which, in the case of AHPC's nondisclosure obligation, shall include the Know-How and other confidential and proprietary information sold by it to KV hereunder) (the "Information"), without the prior written consent of the other Party. The foregoing obligations shall survive through the fifth anniversary of the Closing Date, except that the nondisclosure obligation of AHPC and its Affiliates with respect to the Know-How and other confidential and proprietary information sold or otherwise transferred by AHPC to KV hereunder shall be continuing. These obligations shall not apply to Information that:

                         (i) is known by the receiving  Party and not subject to
                  an obligation of confidentiality at the time of its receipt, and not through a prior disclosure by the disclosing Party, as documented by business records;

                         (ii) is at the time of disclosure or thereafter becomes
                  published or otherwise part of the public domain without breach of this Agreement by the receiving Party;

                         (iii) is subsequently  disclosed to the receiving Party
                  on a non-confidential basis by a Third Party who has the right to make such disclosure;

                         (iv) is required by law, regulation, rule, act or order
                  of any governmental authority or agency to be disclosed by a Party, provided that notice is promptly delivered to the other Party in order to provide an opportunity to seek a protective order or other similar order with respect to such Information and thereafter the disclosing Party discloses to the requesting entity only the minimum Information required to be disclosed in order to comply with the request, whether or not a protective order or other similar order is obtained by the other Party.

         13.2 Permitted Disclosures. Information may be disclosed to employees, agents, consultants, potential sublicensees, sublicensees, partners, vendors or suppliers of the recipient Party or its Affiliates, but only to the extent required to accomplish the purposes of this Agreement or for KV to fully exploit and protect the Products and only if the recipient Party obtains prior agreement from its employees, agents, consultants, sublicensees or suppliers to whom disclosure is to be made to hold in confidence and not make use of such Information for any purpose other than those permitted by this Agreement and subject to the provisions of Section 13.1. Each Party will use at least the same standard of care as it uses to protect proprietary or confidential information of its own to ensure that such employees, agents, consultants, sublicensees or suppliers do not disclose or make any unauthorized use of the Information Notwithstanding any other provision of this Article 13, subsequent to the Closing, KV shall have no obligation to AHPC or its Affiliates with respect to the use of or any disclosures made by it in connection with the Products or the Know-How and other Information.

         13.3 Disclosure of Agreement. No Party shall release to any Third Party or publish in any way any non-public information with respect to the terms of this Agreement or concerning their cooperation without the prior written consent of the other Parties, which consent will not be unreasonably withheld or delayed, provided, however, that a Party may disclose the terms of this Agreement to the extent required to comply with applicable laws, including without limitation the rules and regulations promulgated by the United States Securities and Exchange Commission and the Party intending to disclose the terms of this Agreement shall provide the nondisclosing Parties an opportunity to review and comment on the intended disclosure which is reasonable under the circumstances. Notwithstanding any other provision of this Agreement, each Party may disclose the terms of this Agreement to lenders, investment bankers and other financial institutions of its choice solely for purposes of financing the business operations of such Party either (i) upon the written consent of the other Party or (ii) if the disclosing Party uses reasonable efforts to obtain a signed confidentiality agreement with such financial institution with respect to such information on terms substantially similar to those contained in this Article 13.

         13.4 Press Releases. On or after the date of this Agreement, KV may issue a press release announcing the transactions agreed to hereunder, if it determines that it is legally required to do so. Such press release shall be subject to the prior review and written approval of AHPC, which written approval would be subject to any legally required timing of the release and in any event would not be unreasonably withheld. AHPC may issue a press release following such a release by KV, subject to the prior review and written approval of KV, which approval shall not be unreasonably withheld.

14.      RIGHT OF FIRST REFUSAL.

         14.1 If, during the two (2) year period following the Closing Date, AHPC decides at any time to seek or enter into any agreement with a Third Party to purchase, license, co-develop, or market the New Product (as hereinafter defined), AHPC shall notify KV in writing. Promptly upon KV's receipt of such notice, the parties shall enter into good faith negotiations to conclude such agreement; provided, however, that if another 20 mEq.
                  generic product is being or will be marketed in the United States prior to the marketing of the New Product, the price at which the New Product will be sold to KV by AHPC will not be greater than $10 million. Should the parties not complete an agreement with respect to the New Product within sixty (60) days after KV's receipt of such notice, then AHPC shall be free to enter into an agreement with respect to the New Product with any Third Party (provided such Third Party agreement is entered into by AHPC and the Third Party within the six (6) month period after the expiration of such sixty
                  (60) day period) on terms, taken as a whole, no less favorable than the terms of KV's last written offer to AHPC.

         14.2 For the purposes of this Article 14, "New Product" shall mean a potassium chloride drug product having a dosage of 20 milliequivalents which has been developed by or for AHPC or its Affiliates, but shall not include the 20 milliequivalent product covered by ANDA # 74-812 (the "ESI Product"). Under no circumstances shall AHPC manufacture, sell, distribute or license more than one New Product other than the ESI Product prior to the fifth anniversary of the Closing Date.

15.      MISCELLANEOUS.

         15.1 Force Majeure. No Party shall be liable to the other Party for delay or failure in the performance of the obligations on its part contained in this Agreement if and to the extent that such failure or delay is due to circumstances beyond its control which it could not have avoided by the exercise of reasonable diligence. The affected Party shall notify the other Party promptly should such circumstances arise, giving an indication of the likely extent and duration thereof, and shall use all Commercially Reasonable Efforts to resume performance of its obligations as soon as practicable.

         15.2     Assignment.

                         15.2.1 Assignment to Affiliates. A Party may assign any
                  of its rights or obligations under this Agreement to any of its Affiliates, for so long as they remain Affiliates; provided, however, that such assignment shall not relieve the assigning Party of its responsibilities for performance of its obligations under this Agreement.

                         15.2.2 Binding Nature of Assignment. This Agreement shall be binding upon and inure to the benefit of the successors and permitted assigns of the Parties.

         15.3 No Waiver. The failure of any Party to require performance by the other Party of any of the other Party's obligations hereunder shall in no manner affect the right of such Party to enforce the same at a later time. No waiver by any Party hereto of any condition, or of the breach of any provision, term, representation or warranty contained in this Agreement, whether by conduct or otherwise, in any one or more instances, shall be deemed to be or construed as a further or continuing waiver of any such condition or breach, or of any other condition or of the breach of any other provision, term, representation or warranty hereof.

         15.4 Severability. If a court or other tribunal of competent jurisdiction should hold any term or provision of this Agreement to be excessive, or invalid, void or unenforceable, the offending term or provision shall be deleted or revised to the extent necessary to be enforceable, and, if possible, replaced by a term or provision which, so far as practicable achieves the legitimate aims of the Parties.

         15.5 Relationship between the Parties. KV and AHPC are independent contractors under this Agreement. Nothing herein contained shall be deemed to create an employment, agency, joint venture or partnership relationship between the Parties hereto or any of their agents or employees, or any other legal arrangement that would impose liability upon one Party for the act or failure to act of the other Party. No Party shall have on accord of this Agreement any express or implied power to enter into any contracts or commitments or to incur any liabilities in the name of, or on behalf of, the other Party, or to bind the other Party in any respect whatsoever.

         15.6     Correspondence and Notices.

                         15.6.1 Ordinary Notices. Correspondence, reports, documentation, and any other communication in writing between the Parties in the course of ordinary implementation of this Agreement shall be delivered by hand, sent by facsimile, or by mail to the employee or representative of the other Party who is designated by such other Party to receive such written communication.

                         15.6.2 Extraordinary Notices. Extraordinary notices and
                  communications (including, without limitation, notices of termination, force majeure, material breach, change of address) shall be in writing and sent by prepaid registered, certified or Express mail or next business day courier, or by facsimile confirmed by prepaid registered, certified or Express mail or next business day courier, and shall be deemed to have been properly served to the addressee upon receipt of such written communication.

                         15.6.3 Addresses. In the case of KV, the proper address
                  for communications and for all payments shall be:

                       KV  Pharmaceutical  Company
                       2503 South Hanley Road
                       St.  Louis, Missouri  63144-2555
                       Attn: Chief Executive  Officer
                       FAX: (314) 645-6732

                  and in the case of AHPC, the proper address for communications and for all payments shall be:

                       Wyeth-Ayerst Laboratories
                       555 Lancaster Avenue
                       St. Davids, Pennsylvania  19087
                       Attn: Senior Vice President, Global Business Development
                       Fax: (610) 688-9498

                  with a copy to:

                       American Home Products Corporation
                       5 Giralda Farms
                       Madison, New Jersey  07940
                       Attn:  Senior Vice President and General Counsel
                       Fax: (973) 660-7156

         15.7 Choice of Law. This Agreement is deemed to be made, and the Parties further agree, recognize and affirm that this Agreement is made, in the State of New Jersey. All incidents of this Agreement shall be governed, construed and enforced in accordance with the laws of the State of New Jersey.

         15.8 Entire Agreement; Amendment. This Agreement, together with the Canadian Agreement, the AHPC Bulk Supply Agreement, the KV Bulk Supply Agreement, the Product Supply Agreement and the Trademark License Agreement (hereinafter the "Transaction Agreements") and all the covenants, promises, agreements, warranties, representations, conditions and understandings contained herein and therein sets forth the complete, final and exclusive agreement between the Parties and supersedes and terminates all prior and contemporaneous agreements and understandings between the Parties, whether oral or in writing except as set forth herein. There are no covenants, promises, agreements, warranties, representations, conditions or understandings, either oral or written, between the Parties other than as are set forth in the Transaction Agreements. No subsequent alteration, amendment, change, waiver or addition to this Agreement shall be binding upon the Parties unless reduced to writing and signed by an authorized officer of each Party. No understanding, agreement, representation or promise, not explicitly set forth herein, has been relied on by any Party in deciding to execute this Agreement.

         15.9 Headings. The headings and captions used in this Agreement are solely for the convenience of reference and shall not affect its interpretation.

         15.10 Counterparts. This Agreement may be executed in one or more counterparts each of which shall be an original and all of which shall constitute together the same document.

         15.11 Further Actions. Each Party agrees, subject to its rights under the Transaction Agreements, to promptly execute, acknowledge and deliver such further instruments, and to do all other acts, as may be necessary or appropriate in order to carry out the purposes and intent of this Agreement.

         IN WITNESS WHEREOF, this Agreement has been executed by the duly authorized representatives of the Parties as of the date set forth below.

AMERICAN HOME PRODUCTS CORPORATION,          KV PHARMACEUTICAL COMPANY
acting through its
WYETH-AYERST LABORATORIES division


By:  /s/ Robert Essner                      By:  /s/ Alan G. Johnson
     -----------------------------              --------------------------------
Name:  Robert Essner                        Name:  Alan G. Johnson
Title: Executive Vice President             Title: Secretary

      List of Exhibits Omitted Pursuant to Item 601(b)(2) of Regulation S-K


All capitalized terms not defined herein have the meaning ascribed to such terms in the Asset Purchase Agreement to which this list is attached.

Exhibit A:   The Acquired Trademarks and Patents and the Licensed Trademarks.

Exhibit B:   Purchase of certain compounds in bulk.

Exhibit C:   Listing of the Current Products and Discontinued Products.

Exhibit D:   Listing of the Customer Contracts.

Exhibit E:   Terms under which KV can use certain trademarks.

Exhibit F:   Terms under which KV can purchase Product inventories.

Exhibit G:   Contains a representation to the effect that no liabilities or other claims or actions exist or are pending regarding the Products.

Exhibit H:   Information relating to Current Products.

Exhibit I:   Sets forth certain Adverse Drug Experience reporting procedures.